SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  June, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

VOTORANTIM CELULOSE E PAPEL S.A.
CNPJ/MF1 no. 60.643.228/0001-21
NIRE2  35.300.022.807

MINUTES OF THE MEETING OF THE BOARD OF ADMINISTRATION,
HELD ON APRIL 25, 2007.

Date, Hour And Place: On the twenty-fifth day of the month of April, 2007, at 05:00 P.M., at Company Headquarters, at Alameda Santos, 1.357, 6th Floor, in the City of São Paulo, State of São Paulo. Participants: Messrs. José Roberto Ermírio de Moraes, Fabio Ermírio de Moraes, Clóvis Ermírio de Moraes Scripilliti, Carlos Ermírio de Moraes and José Luciano Duarte Penido - Members of the Board, under the terms of Company By-laws. Presiding Board: President: José Roberto Ermírio de Moraes; and Secretary: Eduardo Lavini Russo. AGENDA: (i) Election of members of the Board of Director; and (ii) Definition of remuneration of the Board of Administration and Board of Directors members. Deliberations Taken By Unanimity Of Votes: (i) Elected by unanimity of votes to integrate the Board of Directors were Mr. JOSÉ LUCIANO DUARTE PENIDO, Brazilian, married, engineer, holder of Identity Card RG3  no. M-3.764.122 SSP/MG4 and enrolled at CPF/MF5 under no. 091.760.806-25, for the position of Director-President; and Messrs. VALDIR ROQUE, Brazilian, married, business administrator, holder of Identity Card RG no. 5.209.285-9 SSP/SP and enrolled at CPF/MF under no. 473.312.758-87; FRANCISCO FERNANDES CAMPOS VALÉRIO, Brazilian, married, engineer, holder of Identity Card RG no. 8/R-634832 SSI-SC6 and enrolled at CPF/MF under no. 065.280.319-91; JOSÉ MARIA DE ARRUDA MENDES FILHO, Brazilian, married, forest engineer, holder of Identity Card RG no. 6.088.905 SSP/SP and enrolled at CPF/MF under no. 775.023.458-68; ANTONIO SÉRGIO PINZAN DE ALMEIDA, Brazilian, married, business administrator, holder of Identity Card RG no. 8.332.331-4 SSP/SP and enrolled at CPF/MF under no. 008.026.568-54, MARCELO STRUFALDI CASTELLI, Brazilian, married, mechanical engineer, holder of RG no. 11.778.104-6 SSP/SP, and enrolled at CPF/MF under no. 057.846.538-81 and CARLOS ROBERTO PAIVA MONTEIRO, holder of identity card RG no. 8050673171 SSP/RS and enrolled at CPF/MF under no. 165.349.210/49, Brazilian, judicially separated, engineer, these for the positions of Directors without specific designation, domiciled in the Capital of the State of São Paulo, at Alameda Santos, no. 1357, 6th floor, with term of office of 1 (one) year, to mature on 04/30/2008, deadline for the Ordinary General Meeting relative to the Fiscal Year 2007 to be held. It was ratified the appointment of Mr. VALDIR ROQUE to remain in the position of Investor Relations Director, under the terms of article 18 of Company By-laws. The herein elected Directors declare, for the purposes of the provisions under § 1 of Article 147 of Law no. 6.404/76, not to be involved in any crime foreseen under the law, that prevents them from exercising business activities; and (ii) It was decided that the members of the Board of Administration shall not receive remuneration and that the directors shall receive the remuneration destined to the position to which they have been elected. The directors shall be entitled to 13 (thirteen) quotas of fees per year, as well as a bonus of up to 10.5 (ten and a half) or 7.5 (seven and a half) fees, according with the responsibilities of each function, pursuant to company policy. The Director-President shall be entitled to a bonus of up to 15 (fifteen) fees. The bonus shall be conditioned to the performance of each director and of the companies.

CLOSING, TRANSCRIPTION, AND SIGNATURE OF THE MINUTES: There being no further matters to discuss, the meeting was adjourned for as long as necessary for the transcription of the present minutes which, read and verified, and found to be correct, has been signed by all participants.

São Paulo, April 25, 2007. (signed) José Roberto Ermírio de Moraes, President of the Board. Fabio Ermírio de Moraes, Vice-President of the Board. Clóvis Ermírio de Moraes Scripilliti, Carlos Ermírio de Moraes, José Luciano Duarte Penido, Members of the Board.

I certify that the present is a copy of the original which is in the possession of the society.

EDUARDO LAVINI RUSSO
Secretary

1 N.T. CNPJ/MF = Corporate Taxpayer Registry at the Ministry of Finance
2 N.T. NIRE = Corporate Registry Identification Number
3 N.T. RG = General Registry
4 N.T. SSP/MG = Secretariat of Public Safety/State of Minas Gerais
5 N.T. CPF = Individual Taxpayer Registry at the Ministry of Finance
6 N.T. SSI/SC = Secretariat of Public Safety/State of Santa Catarina

VOTORANTIM CELULOSE E PAPEL S.A.
CNPJ/MF1  nº 60.643.228/0001-21
NIRE2  35.300.022.807

MINUTES OF THE MEETING OF THE BOARD OF ADMINISTRATION,
HELD ON JUNE 19, 2007.

Date, Hour and Place: On the nineteenth day of the month of June 2007, at 10:00 A.M., at Corporate headquarters, at Alameda Santos, no. 1.357, 6th floor, in the City of São Paulo, State of São Paulo. Participants: Under the terms of Corporate By-laws Messrs. José Roberto Ermírio de Moraes, Fabio Ermírio de Moraes, Clóvis Ermírio de Moraes Scripilliti, Carlos Ermírio de Moraes and José Luciano Duarte Penido - Members of the Board met. Presiding Board: President: José Roberto Ermírio de Moraes; and Secretary: Eduardo Lavini Russo. Agenda: Election of member of the Board of Directors. Deliberations Taken by Unanimity of Votes: It was elected, by unanimity of votes, to integrate the Board of Directors, Mr. ROBERTO BENTO VIDAL, Brazilian, married, Business Administrator, holder of Identity Card RG3 13.197.571-7 SSP/SP4 and enrolled at the CPF/MF5   under no. 252.983.738-44, for the position of Director, with term of office until 04/30/2008, deadline for the Ordinary General Meeting relative to the Fiscal Year 2007 to be held. The Director hereby elected declares, for the purposes of the provisions under § 1 of Article 147 of Law no. 6.404/76, not to be involved in any crime foreseen under the law, that prevents him from exercising the business activity.

CLOSING, TRANSCRIPTION, AND SIGNATURE OF THE MINUTES: There being no further matters to discuss, the meeting was adjourned for as long as necessary for the transcription of the present minutes which, read and verified, and found to be correct, has been signed by all participants.

São Paulo, June 19, 2007. (signed) José Roberto Ermírio de Moraes, President of the Board. Fabio Ermírio de Moraes, Vice President of the Board. Clóvis Ermírio de Moraes Scripilliti, Carlos Ermírio de Moraes, José Luciano Duarte Penido, Members of the Board.

I certify that the present is a copy of the original which is in the possession of the society.

EDUARDO LAVINI RUSSO
Secretary

1 N.T. CNPJ/MF = Corporate Taxpayer Registry at the Ministry of Finance
2 N.T. NIRE = Corporate Registry Identification Number
3 N.T. RG = General Registry
4 N.T. SSP/SP = Secretariat of Public Safety/State of São Paulo
5 N.T. CPF = Individual Taxpayer Registry at the Ministry of Finance

VOTORANTIM CELULOSE E PAPEL S.A.
CNPJ/MF1 no. 60.643.228/0001-21
NIRE2 35.300.022.807

MINUTES OF THE MEETING OF THE BOARD OF ADMINISTRATION,
HELD ON JUNE 21, 2007.

Date, Hour And Place: On the twenty first day of the month of June, 2007, at 10:00 A.M., at Company Headquarters, at Alameda Santos, 1.357, 6th Floor, in the City of São Paulo, State of São Paulo. Participants: Under the terms of Company By-laws, Messrs. José Roberto Ermírio de Moraes, President. Fabio Ermírio de Moraes, Vice President. Clóvis Ermírio de Moraes Scripilliti, Carlos Ermírio de Moraes and José Luciano Duarte Penido, Members of the Board met. Presiding Board: President: José Roberto Ermírio de Moraes; and Secretary: Eduardo Lavini Russo. Agenda: Approval of the new Policy for the Trading of Securities Issued by VCP in accordance with art. 15 of Instruction CVM no. 358 of January 03, 2002 with amendments promoted by Instruction CVM no. 369/02 and by Instruction CVM 449/07. Deliberations Taken By Unanimity Of Votes: (a) It was approved the new Policy for the Trading of Securities Issued by VCP in accordance with art. 15 of Instruction CVM no. 358 of January 03, 2002 with amendments promoted by Instruction CVM no. 369/02 and by Instruction CVM 449/07. The referred to Policy integrates the present minutes. (b) Under the terms of § 3 of article 17 of Instruction CVM no. 358 Mr. Valdir Roque, Director of Investor Relationships, is appointed as Policy Manager, responsible for execution and monitoring of the Policy for the Trading of Securities Issued by VCP.

Such deliberations were taken by unanimity of votes.

CLOSING, TRANSCRIPTION, AND SIGNATURE OF THE MINUTES: There being no further matters to discuss, the meeting was adjourned for as long as necessary for the transcription of the present minutes which, read and verified, and found to be correct, has been signed by all participants.
São Paulo, June 21, 2007. (signed) José Roberto Ermírio de Moraes, President of the Board. Fabio Ermírio de Moraes, Vice President of the Board. Clóvis Ermírio de Moraes Scripilliti, Carlos Ermírio de Moraes, José Luciano Duarte Penido, Members of the Board.

I certify that the present is a copy of the original which is in the possession of the society.

EDUARDO LAVINI RUSSO
Secretary

1 N.T. CNPJ/MF = Corporate Taxpayer Registry at the Ministry of Finance
2 N.T. NIRE = Corporate Registry Identification Number

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.
(Registrant)
Date: 06/28/2007	By:	/s/ Valdir Roque
Name: Valdir Roque
Title: Chief Financial Officer